KEZAR LIFE SCIENCES, INC.

4000 Shoreline Court, Suite 300

South San Francisco, CA 94080

September 21, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Deanna Virginio

Re:	Kezar Life Sciences, Inc.

Registration Statement on Form S-3

File No. 333-248752

Acceleration Request
Requested Date:	Wednesday, September 23, 2020
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-248752) (the “Registration Statement”) to become effective on Wednesday, September 23, 2020, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP, counsel to the Registrant, confirming this request. The Registrant hereby authorizes each of Laura Berezin or Jaime Chase of Cooley LLP to make such request on its behalf.

[Signature page follows]

Very truly yours,

Kezar Life Sciences, Inc.

By:	/s/ Marc Belsky
Marc Belsky
Chief Financial Officer

cc:	Mark Schiller, Kezar Life Sciences, Inc.

Jaime Chase, Cooley LLP

Owen Williams, Cooley LLP